Exhibit 21
Subsidiaries of Altisource Asset Management Corporation

Name of Entity	Jurisdiction of Incorporation
AAMC US, Inc.	Delaware
Altisource Consulting S.á r.l	Luxembourg
Finsight Business Solutions Private Ltd.	India
NewSource Reinsurance Company Ltd.	Bermuda
AAMC Real Estate Strategies Offshore Fund 1 (Cayman), LP (f/k/a AAMC EBO Offshore Fund 1 (Cayman), LP)	Cayman Islands
Alternative Lending Group LLC	Delaware
Grapetree Lending LLC	U.S. Virgin Islands
Shoys Lending LLC	U.S. Virgin Islands
Premieria LLC	U.S. Virgin Islands
St. Croix Servicing LLC	U.S. Virgin Islands
Alternative Residential Credit LLC	Delaware